UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

This document is not for release, publication or distribution (directly or indirectly) in or to the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan. It is not an offer of securities for sale in or into the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan.
This document is not an offer of securities for sale in the United States. The shares to which this document relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. There will not be a public offering of shares in the United States.

Media Release

Extraordinary General Meeting of Shareholders of Credit Suisse Group AG Approves Implementation of Two Capital Increases
Zurich, November 19, 2015 At today’s Extraordinary General Meeting of Shareholders of Credit Suisse Group AG in Berne, the shareholders approved the two proposed capital increases: The shareholders approved an ordinary capital increase by way of a private placement of 58,000,000 newly issued registered shares to a number of qualified investors. The shareholders also approved a second ordinary capital increase by way of a rights offering of up to 260,983,898 newly issued registered shares to existing shareholders.

With a majority of 94.95% of the votes represented, the shareholders of Credit Suisse Group AG approved an ordinary capital increase by way of a private placement of 58,000,000 newly issued registered shares with a nominal value of CHF 0.04 each to a number of qualified investors. The proposed private placement was therefore approved by more than the required majority of two-thirds of the votes represented at the Extraordinary General Meeting of Shareholders.

As already announced, Credit Suisse Group AG entered into agreements with a number of qualified investors to purchase and subscribe, under customary conditions, to a total of 58,000,000 registered shares with a nominal value of CHF 0.04 each. The purchase price per share is CHF 22.75. This corresponds to 94.5% of the volume-weighted average price of the registered shares of Credit Suisse Group AG traded on the SIX Swiss Exchange on October 21, 2015. The expected gross proceeds of this private placement for Credit Suisse Group AG amount to CHF 1.32 billion.

In addition, with a majority of 95.98% of the votes represented, the shareholders of Credit Suisse Group AG approved a second ordinary capital increase by way of a rights offering of up to 260,983,898 newly issued registered shares with a nominal value of CHF 0.04 each to existing shareholders. The proposed rights offering was therefore approved by more than the required majority of 50.0% of the votes presented at the Extraordinary General Meeting of Shareholders.

Accordingly, shareholders of Credit Suisse Group AG will be allotted one preemptive subscription right for

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Not for release, publication or distribution in or to the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan.

each registered share they hold on November 20, 2015, after close of trading. 13 preemptive subscription rights entitle the holder of such rights – subject to certain restrictions under applicable local laws – to purchase 2 new registered shares at the offer price of CHF 18 per share. Credit Suisse Group AG expects the gross proceeds of the rights offering to amount to approximately CHF 4.7 billion.

The preemptive subscription rights are expected to be traded on the SIX Swiss Exchange from November 23 to December 1, 2015. The exercise period for the preemptive subscription rights is expected to be from November 23 to December 3, 2015, 12:00 noon (CET). The listing and the first day of trading of the new registered shares on the SIX Swiss Exchange, as well as the delivery of the new registered shares against payment of the offer price, are expected to take place on December 4, 2015.

Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group AG, said, “I would like to thank our shareholders for their trust in Credit Suisse. The strengthened capital base enables us to implement our strategic goals and is an important prerequisite for our future success.”

Expected Timeline for the Two Capital Increases

Date	Event
November 20, 2015
■After close of trading on the SIX Swiss Exchange: Cut-off date for determination of existing shareholders for the entitlement to preemptive subscription rights
■Shareholders who purchase registered shares after the cut-off date will acquire those shares without entitlement to preemptive subscription rights

November 23, 2015
■Ex-rights date: from this date onwards, shares are traded without preemptive subscription rights
■Publication of the offering and listing prospectus
■Listing and first trading day on the SIX Swiss Exchange of the new registered shares acquired by qualified investors without the preemptive subscription rights of existing shareholders

November 23 to December 1, 2015	■Rights trading period (trading on the SIX Swiss Exchange)
November 23 to December 3, 2015, 12.00 (CET)	■Rights exercise period
December 3, 2015	■After 17:30 CET: media release with results of rights offering

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Not for release, publication or distribution in or to the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan.

December 4, 2015
■Settlement of rights offering: delivery of the new registered shares in exchange for payment of the offer price
■Listing and first trading day on the SIX Swiss Exchange of the new registered shares acquired by investors by way of the rights offering

Information
Media Relations Credit Suisse, +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, +41 44 333 71 49, investor.relations@credit-suisse.com

DISCLAIMER

Important note
This document is intended to provide information to the shareholders of Credit Suisse Group AG and the general public on the share capital increases voted at the Extraordinary General Meeting of Shareholders of Credit Suisse Group AG on November 19, 2015. This document is not an offer to sell or a solicitation of an offer to buy or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or of any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.  A decision to participate in the capital increases of Credit Suisse Group AG that was put to the vote of the Extraordinary General Meeting of Shareholders on November 19, 2015, should be based exclusively on the offering and listing prospectus to be published by Credit Suisse Group AG for such purpose and not on the basis of this document.

This document and the information contained herein is not for publication or distribution into the United States of America and should not be distributed or otherwise transmitted into the United States or to U.S. persons (as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The Shares referred to herein have not been and will not be registered under the Securities Act or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the Shares in the United States of America.

The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive 2003/71/EC (together with the 2010 PD Amending Directive 2010/73/EU, including any applicable implementing measures in any Member State, the “Prospectus Directive”) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive.

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Not for release, publication or distribution in or to the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan.

Cautionary statement regarding forward-looking information
This publication contains forward-looking statements that involve inherent risks and uncertainties, and Credit Suisse Group AG might not be able to achieve the predictions, forecasts, projections and other outcomes Credit Suisse Group AG describes or implies in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions Credit Suisse Group AG expresses in these forward-looking statements, including those Credit Suisse Group AG identifies in “Risk Factors” in its Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in “Cautionary statement regarding forward-looking information” in its third quarter financial report 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. Credit Suisse Group AG does not intend to update these forward-looking statements except as may be required by applicable law.

Stabilization Legend
Stabilization/FSA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Urs Fankhauser
Urs Fankhauser
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: November 19, 2015		Director